Exhibit 99.1

Corteva Agriscience to Invest in Evogene’s
Agriculture Biologicals Subsidiary, Lavie Bio

Investment Includes Equity and Corteva’s
Shares in Taxon Biosciences for Shares in Lavie Bio

Wilmington, Del., USA and Rehovot, Israel – Aug. 7, 2019 – Corteva, Inc. (NYSE: CTVA), a leading pure-play agriculture company, and Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today that Corteva will make an investment in Evogene’s agriculture biologicals subsidiary, Lavie Bio (Lavie). The transaction includes the exchange of  all shares of Corteva’s wholly owned subsidiary Taxon Biosciences along with an equity investment by Corteva in Lavie. As consideration for the Taxon Biosciences shares and equity investment, Corteva will be issued approximately 30 percent of Lavie’s equity while Evogene will hold approximately 70 percent of Lavie’s equity.

Taxon Biosciences’ capabilities are expected to provide significant synergetic value to Lavie and accelerate the development of Lavie’s products. Taxon Biosciences' assets, including a large microbial collection and product candidate pipeline, will be integrated into Lavie's pipeline, accelerating Lavie’s 'biology driven design' approach and its product development.

Corteva’s investment in Lavie will also provide to Corteva certain rights with respect to Lavie’s corn and soy pipelines, allowing Lavie to benefit from Corteva’s world-leading corn and soybean market access.

Susanne Wasson, Crop Protection Business Platform President for Corteva Agriscience said, “This transaction demonstrates Corteva’s ongoing commitment to bringing to market new and differentiated technologies for our customers.” Wasson continued, “We are pleased to collaborate with Lavie Bio – a leader in the field of  agriculture biologicals – as we continue to focus on accelerating commercialization of customer-centered innovation in this high-growth sector.”

Ofer Haviv, President & CEO of Evogene and Chairman of the Board of Lavie Bio stated, “We are extremely pleased with the combined Taxon acquisition and equity investment by Corteva, a world leader in the agricultural market, following close to two years of a co-development collaboration. By providing both additional complementary technologies along with potential go-to-market pathways, we believe this transaction will significantly enhance Lavie’s capabilities for the development and commercialization of next generation agriculture biological products.”

Ido Dor, Lavie Bio’s CEO, stated, “We are very pleased that Corteva, a world leading agricultural company, continues to partner with Lavie. I am confident that with Corteva’s leadership in agriculture innovation, and the complementary capabilities which we will add through the acquisition of Taxon Biosciences, Lavie is well positioned to achieve its mission of improving food quality, agricultural sustainability and productivity through the introduction of next generation microbiome-based agriculture biological products.”

Agriculture biologicals include externally-applied products derived from natural, biological sources such as microbials, macrobials, biochemicals and minerals to optimize overall plant health. Agriculture biological products include bio-stimulants, for maximizing plant yield and durability, as well as bio-pesticides for insect management. The agriculture biologicals sector is a growing segment of the agriculture inputs market.

Lavie focuses on improving food quality, agricultural sustainability and productivity through the development of novel microbiome based agriculture biological products. Lavie’s unique approach utilizes a proprietary Computational Predictive Biology (CPB) platform, developed by Evogene, leveraging big data and advanced informatics through discovery, optimization and development stages in order to create next generation microbiome-based products. Lavie’s product candidate pipeline addresses major needs in row crops such as corn and wheat as well as specialty crops such as grapes.

About Corteva Agriscience
Corteva Agriscience is a publicly traded, global pure-play agriculture company that provides farmers around the world with the most complete portfolio in the industry – including a balanced and diverse mix of seed, crop protection and digital solutions focused on maximizing productivity to enhance yield and profitability. With some of the most recognized brands in agriculture and an industry-leading product and technology pipeline well positioned to drive growth, the Company is committed to working with stakeholders throughout the food system as it fulfills its promise to enrich the lives of those who produce and those who consume, ensuring progress for generations to come. Corteva Agriscience became an independent public company on June 1, 2019, and was previously the Agriculture Division of DowDuPont. More information can be found at www.corteva.com.

About Evogene Ltd.
Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies. Today, this platform is utilized by the Company to discover and develop innovative products in the main following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, human microbiome based therapeutics and medical cannabis. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Bayer, Corteva, and ICL. For more information, please visit www.evogene.com

About Lavie Bio Ltd.
Lavie Bio, a subsidiary of Evogene (NASDAQ, TASE: EVGN), aims to improve food quality, agricultural sustainability and productivity through the introduction of microbiome based ag-biological products. Utilizing proprietary computational predictive technologies, Lavie is developing ‘next generation’ bio-stimulants and bio-pesticides. For more information on the company, please visit: https://www.lavie-bio.com/

About Evogene’s Computational Predictive Biology (CPB) Platform
Evogene’s CPB platform has been designed for the in silico (computational) prediction and prioritization of genes, proteins, microbes and small molecules based on multiple attributes that will be key to successful development and commercialization of novel life-science based products.  Successfully addressing these multiple product attributes at the beginning of the discovery process, rather than one at a time during the development phase, is expected to reduce the time and cost of a program, but much more importantly, increase the probability of reaching a successful outcome. Furthermore, the CPB capabilities are also directed to optimization of products and product candidates, based on computational and experimental results.

Corteva Agriscience Cautionary Statement About Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which may be identified by their use of words like “plans,” “expects,” “will,” “anticipates,” “believes,” “intends,” “projects,” “targets,” “estimates” or other words of similar meaning. All statements that address expectations or projections about the future, including statements about Corteva’s strategy for growth, product development, regulatory approval, market position, anticipated benefits of recent acquisitions, timing of anticipated benefits from restructuring actions, outcome of contingencies, such as litigation and environmental matters, expenditures, and financial results, as well as expected benefits from, the separation of Corteva from DowDuPont, are forward-looking statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Corteva’s control. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Corteva’s business, results of operations and financial condition. Additionally, there may be other risks and uncertainties that Corteva is unable to currently identify or that Corteva does not currently expect to have a material impact on its business.

Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Corteva’s management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Corteva disclaims and does not undertake any obligation to update or revise any forward-looking statement, except as required by applicable law. A detailed discussion of some of the significant risks and uncertainties which may cause results and events to differ materially from such forward-looking statements is included in Corteva’s Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2019 filed with the U.S. Securities and Exchange Commission.

Evogene Cautionary Statement About Forward-Looking Statements
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

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08/07/19
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Corteva Media Contact:
Gregg M. Schmidt
External Communications
E : gregg.m.schmidt@corteva.com
T : +1 302-485-3260

Evogene Media Contact:
Rivka Neufeld
Investor Relation and Public Relations Manager
E: IR@evogene.com
T: +972-8-931-1940

Evogene US Investor Relations:
Joseph Green
Edison Group
E: jgreen@edisongroup.com
T: +1 646-653-7030

Laine Yonker
Edison Group
E: lyonker@edisongroup.com
T: +1 646-653-7035